UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________________

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

October 24, 2016

(Date of Report (Date of earliest event reported))

FUNDRISE EAST COAST OPPORTUNISTIC REIT, LLC

(Exact name of registrant as specified in its charter)

Delaware	30-0889118
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

1519 Connecticut Ave., Suite 200, Washington, DC	20036
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9.    Other Events

Status of our Public Offering

As previously discussed in the Offering Circular, we commenced our public offering pursuant to Regulation A (the “Offering”) of $50,000,000 in common shares on October 5, 2016.

As of October 25, 2016, we had raised total gross offering proceeds of approximately $2.6 million from settled subscriptions (including the $100,000 received in the private placements to our sponsor, Rise Companies Corp., and Fundrise, LP, an affiliate of our sponsor), and had settled subscriptions in our Offering and private placements for an aggregate of approximately 260,000 of our common shares.

The Offering is expected to terminate on or before September 29, 2018, unless extended by our manager, Fundrise Advisors, LLC (our “Manager”), as permitted under applicable law and regulations.

Declaration of Dividend

On October 26, 2016, the Manager of the Company declared a daily distribution of $0.0008219178 per share (the “November 2016 Daily Distribution Amount”) (which equates to approximately 3.00% on an annualized basis calculated at the current rate, assuming a $10.00 per share purchase price) for shareholders of record as of the close of business on each day of the period commencing on November 1, 2016 and ending on November 30, 2016 (the “November 2016 Distribution Period”). The distributions will be payable to shareholders of record as of the close of business on each day of the November 2016 Distribution Period and the distributions are scheduled to be paid prior to January 21, 2017. While the Company’s Manager is under no obligation to do so, the annualized basis return assumes that the Manager will declare distributions in the future similar to the distributions disclosed herein and a constant per-share purchase price of $10 per share.

Promissory Grid Note

On October 24, 2016, the Company entered into Promissory Grid Note (the “Promissory Grid Note”), as borrower, with Rise Companies Corp. (“Lender”) as the lender thereto. Lender is the parent company and sole member of our Manager. Accordingly, prior to entering into the Promissory Grid Note, Manager’s independent representative reviewed and approved of the terms of the Promissory Grid Note.

Availability

The Promissory Grid Note is a revolving line of credit in the aggregate principal amount of $10 million. The aggregate amount of the loans made under the Promissory Grid Note, together with the aggregate amount of any other loans made under any other promissory grid notes that the Lender may enter into with other real estate investment trusts it has sponsored, shall at no time exceed $10 million. As of October 26, 2016, there were four (4) other similar promissory grid notes outstanding, with a total of $2.2 million in principal having been drawn down in the aggregate.

Collateral

The Promissory Grid Note is an unsecured line of credit.

Interest

Any principal drawn down under the Promissory Grid Note shall bear interest at a rate equal to 2.5% per annum, calculated on a 30-day month / 360-day year basis.

Maturity Date

All outstanding principal and interest on the Promissory Grid Note is due and payable on January 31, 2017.

The foregoing description of the Promissory Grid Note does not purport to be complete.

Purpose

While there are no restrictions on the use of the proceeds received under the Promissory Grid Note, the Company intends to use the proceeds for asset acquisitions.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our Offering Statement on Form 1-A dated September 30, 2016, filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE EAST COAST OPPORTUNISTIC REIT, LLC

By:	Fundrise Advisors, LLC
Its:	Manager

By:	/s/ Bjorn J. Hall
Name:	Bjorn J. Hall
Title:	General Counsel

Date: October 26, 2016